Exhibit 99.1

EPL Intermediate, Inc. Announces Results for the 13 Weeks and 39 Weeks Ended September 24, 2008

COSTA MESA, Calif. — (BUSINESS WIRE) - November 6, 2008— EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its 13-week third quarter and 39 weeks ended September 24, 2008. For simplicity of presentation, the Company has described the 13-week third quarters and 39-week periods ended September 24, 2008 and September 26, 2007 as September 30, 2008 and September 30, 2007, respectively.

El Pollo Loco reported operating revenues for the 13-week third quarter ended September 30, 2008 of $74.9 million, which is an increase of $2.6 million, or 3.6%, over operating revenues for the 13-week third quarter ended September 30, 2007 of $72.3 million. Operating revenues include sales at both company-operated stores and franchise revenues.

Same store sales for the system, which includes sales from both company-operated and franchised stores, remained flat for the 13 weeks ended September 30, 2008 compared to the same period of 2007. Year to date same-store sales for restaurants system-wide increased 1.1% compared to the prior year same period. Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Changes in operating expenses in the third quarter of 2008 include:

•
an increase in product cost of $1.9 million, or 9.3%, to $22.7 million for the 13 weeks ended September 30, 2008 from $20.8 million for the prior year same period. These costs, as a percentage of restaurant revenue, increased 1.7% to 32.6% during the third quarter of 2008 compared to 30.9% for the third quarter of 2007. This increase is attributed to higher chicken and commodity costs, along with heavier promotional discounting in the current period, partially offset by the benefit of menu price increases taken this year.

•
payroll and benefits expenses that increased $0.9 million, or 5.1%, to $18.4 million for the 13 weeks ended September 30, 2008 from $17.5 million for the 13 weeks ended September 30, 2007. As a percentage of restaurant revenue, these costs increased 0.4% to 26.4% for the 2008 period from 26.0% for the 2007 period. This increase is primarily attributed to higher wages, due in part to increases this year in the federal and California minimum wage, partially offset by the leverage from menu price increases earlier this year.

•
a 0.9% increase in restaurant other operating expense, which includes utilities, repair and maintenance, advertising, property taxes, occupancy and other operating expenses, as a percentage of restaurant revenue, resulting from a 0.4% increase in occupancy costs as a percentage of revenue, which was primarily a result of higher rent expense in the current period. The increase was also due to a 0.6% increase in utilities as a percentage of revenue due to higher gas prices in the current period. The increase in restaurant other operating expense was partially offset by a 0.4% decrease in repairs and maintenance expense as a percentage of revenue and a 0.4% decrease in preopening costs as a percentage of revenue.

•
a $2.1 million decrease in general and administrative expenses, attributed primarily to a $2.8 million loss recognized in the 2007 period from the sale of eight company restaurants that did not occur in the 2008 period and decreased salaries and wages of $0.7 million due primarily to lower bonus expense in the current period. The decrease in general and administrative expenses was partially offset by an impairment charge of $1.2 million in the current period, recorded by the Company for two under-performing company stores that will continue to operate, and an increase of $0.2 million in meetings expense in the current period due to timing of the Company’s annual conference.

Operating income increased $0.4 million, or 6.9%, to $6.6 million for the third quarter of 2008 from $6.2 million for the third quarter of 2007 due to the factors described above.

Interest expense, net of interest income, decreased $1.3 million, or 17.7%, to $6.1 million for the 13 weeks ended September 30, 2008 from $7.4 million for the prior year same period. Average debt balances for the third quarter of 2008 decreased to $248.3 million compared to $265.0 million for the third quarter of 2007, and our average interest rate decreased to 9.15% for the 2008 period compared to 10.62% for the 2007 period.

Our provision for income taxes consisted of income tax expense of $43,000 and $2.8 million for the 13-week periods ended September 30, 2008 and 2007, respectively, for an effective tax rate of 47.6% for 2008 and 36.5% for 2007. The higher income tax expense reported in 2007 occurred because of a large gain on sale for tax purposes related to the sale of eight restaurants in the third quarter that created additional income tax expense as most of the goodwill written off for book purposes was not deductible for tax purposes.

As a result of the factors above, there was net income for the third quarter of 2008 of $48,000, compared with a net loss of $4.0 million for the prior year third quarter.

Operating revenues for the 39-week period ended September 30, 2008 were $222.5 million, which was an increase of $13.7 million, or 6.5%, over operating revenues for the 39 weeks ended September 30, 2007 of $208.8 million.

Operating income for the 39 weeks ended September 30, 2008 was $10.0 million, which was a decrease of $12.6 million, or 55.6%, over operating income of $22.6 million for the 39 weeks ended September 30, 2007. This decrease is attributed primarily to the $10.7 million expense included as general and administrative expense in the 39 weeks ended September 30, 2008 to settle litigation between El Pollo Loco Mexico, S. A. de C.V. and El Pollo Loco, Inc. The settlement amount was paid by Chicken Acquisition Corp., the Company’s indirect shareholder, which was treated as a capital contribution to the Company.

Excluding the $10.7 million settlement expense, general and administrative expense decreased $0.7 million, or 3.0%, to $21.3 million for the 39 weeks ended September 30, 2008 from $22.0 million for the 39 weeks ended September 30, 2007. As a percentage of restaurant revenue, general and administrative expense, excluding the settlement expense, decreased 1.0% to 10.3% for the 39 weeks ended September 30, 2008 from 11.3% for the prior year same period. The decrease was primarily attributed to a $2.8 million loss recognized in the 2007 period from the sale of eight restaurants that did not occur in the 2008 period. The decrease in expense was partially offset by an impairment charge in the current period of $1.2 million, which was recorded by the Company for two under-performing company-operated stores that will continue to operate and also due to an increase in legal expense of $1.0 million in the current period, primarily attributed to the Mexico Litigation.

Interest expense, net of interest income, decreased $2.2 million, or 10.0%, to $19.7 million for the 39 weeks ended September 30, 2008 from $21.9 million for the 39 weeks ended September 30, 2007. Average debt balances for the 2008 period decreased to $254.6 million compared to $260.7 million for the 2007 period, and our average interest rate decreased to 9.69% for the 2008 period compared to 10.63% for the 2007 period.

Our provision for income taxes consisted of an income tax benefit of $4.1 million for the 39-week period ended September 30, 2008 compared to income tax expense of $3.1 million for the 39-week period ended September 30, 2007 for an effective tax rate of 42.4% for 2008 and 32.6% for 2007.

As a result of the factors above, in particular the $10.7 million settlement expense, there was a net loss for the 39 weeks ended September 30, 2008 of $6.0 million, an increase of $3.6 million from the net loss for the 39 weeks ended September 30, 2007 of $2.4 million.

Commenting on the Company’s year to date results, Stephen E. Carley, President and CEO of El Pollo Loco, Inc. said, “During these extraordinarily difficult times, consumers are worried about rising credit card debt while enduring losses in the value of their home equity, retirement nest egg and stock portfolios. As a result, many are deciding to eat out less frequently or spend less when they do. Despite an exceptionally difficult economy, El Pollo Loco has sustained positive system-wide sales growth year to date which we attribute in part to value pricing on our family meals, new product introductions and targeted couponing.”

Midway through the third quarter, El Pollo Loco successfully introduced the Grilled Chicken Tortilla Roll, a portable menu item featuring the chain’s signature citrus-marinated, flame-grilled chicken with two kinds of cheese rolled in a flour tortilla and grilled. This ‘grab and go’ entrée delivers high satisfaction and value at a $1.99 price point.

El Pollo Loco's store count changes for the 39 weeks ended September 24, 2008 compared to the third quarter of 2007 include:

	Company Stores	Franchised Stores	Total
December 26, 2007	159	230	389
Q1 – Opened	2	2	4
Q1 – Closed	-	(2)	(2)

At March 28, 2008	161	230	391
Q2 – Opened	3	12	15
Q2 – Closed	-	-	-

At June 30, 2008	164	242	406
Q3 – Opened	1	4	5
Q3 – Closed	-	-	-

At September 30, 2008	165	246	411

“We opened five restaurants during the third quarter of 2008— four franchise locations and one company restaurant,” Carley said. “Among them were El Pollo Loco’s first two restaurants in Utah; our first location in Oregon; our ninth franchise restaurant in the greater Atlanta area; and another restaurant in northern California. We remain poised to open approximately 30 restaurants in 2008, 10 company locations and 20 franchise restaurants.”

The ongoing difficulties obtaining financing brought on by the financial market downturn have caused some franchisees to delay opening new restaurants under their existing development agreements. The Company has therefore adjusted its forecast for restaurant growth next year with approximately 10 company and 10 franchise stores forecast for 2009. The Company also expects continued pressure on commodity costs in the fourth quarter and beyond, which will require us to initiate price increases to help protect our margins.”

Including restaurants that opened during the third quarter, El Pollo Loco now operates in 13 states: California, Arizona, Nevada, Texas, Colorado, Washington, Oregon, Utah, Illinois, Georgia, Virginia, Massachusetts and Connecticut.

System-wide Sales

Included above are franchise and system-wide same-store sales information. System-wide sales is a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement
This news release contains forward-looking statements, which are statements that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning. The statements reflect management's current expectations regarding future events. Risk factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, concerns about food-borne illnesses; the current liquidity crisis, which could impair our ability to obtain or refinance debt financing; negative publicity, whether or not valid; adverse public perception due to the occurrence of avian flu; increases in the cost of chicken; our dependence upon frequent deliveries of food and other supplies; our sensitivity to events and conditions in the greater Los Angeles area; our reliance in part on our franchisees; our vulnerability to changes in consumer preferences and economic conditions; our ability to compete successfully with other quick service and fast casual restaurants; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission. Statements about the Company’s past performance are not necessarily indicative of its future results. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken. Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 165 company-operated and 246 franchised restaurants (as of September 24, 2008) located primarily in California, with additional restaurants in Arizona, Nevada, Texas, Colorado, Oregon, Washington, Utah, Illinois, Georgia, Virginia, Connecticut, and Massachusetts. El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees containing the Company’s signature chicken as the central ingredient, including its specialty Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and Chicken Tortilla Soup. Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders. For more information about the Company, visit www.elpolloloco.com.

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands)

	13 Weeks Ended September 30,		39 Weeks Ended September 30,

	2007	2008	2007	2008

OPERATING REVENUE:
Restaurant revenue	$67,266	$69,653	$194,690	$206,806
Franchise revenue	5,048	5,232	14,149	15,644

Total operating revenue	72,314	74,885	208,839	222,450

OPERATING EXPENSES:
Product cost	20,786	22,711	60,117	66,948
Payroll and benefits	17,476	18,363	50,727	54,506
Depreciation and amortization	3,014	3,214	8,707	9,305
Other operating expenses	24,864	24,000	66,690	81,667

Total operating expenses	66,140	68,288	186,241	212,426

OPERATING INCOME	6,174	6,597	22,598	10,024

OTHER EXPENSE	-	399	-	399

INTEREST EXPENSE—Net	7,423	6,107	21,927	19,724

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,249)	91	671	(10,099)

PROVISION (BENEFIT) FOR INCOME TAXES	2,763	43	3,095	(4,105)

NET INCOME (LOSS)	$(4,012)	$48	$(2,424)	$(5,994)

	13 Weeks Ended September 30,		39 Weeks Ended September 30,
	2007	2008	2007	2008
Operating Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%	100.0%
Product cost	30.9	32.6	30.9	32.4
Payroll and benefits	26.0	26.4	26.1	26.4
Depreciation and amortization	4.5	4.6	4.5	4.5
Other operating expenses	37.0	34.5	34.3	39.5
Operating income	9.2	9.5	11.6	4.8
Other expense	0.0	0.6	0.0	0.2
Interest expense	11.0	8.8	11.3	9. 5
Income (loss) before income taxes	(1.9)	0.1	0.3	(4.9)
Net income (loss)	(6.0)	0.1	(1.2)	(2.9)
Supplementary Operating Statement Data:
Restaurant other operating expense	22.0	22.9	21.6	22.5
Franchise expense	1.4	1.5	1.4	1.5
General and administrative expense	13.6	10.1	11.3	15.5
Total other operating expenses	37.0	34.5	34.3	39.5

Contacts:	Joe Stein	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	jstein@elpolloloco.com	jweeks@elpolloloco.com